# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Granite Ridge Resources, Inc., CIK 0001928446
CUSIP: 387432107
Title of class of securities: Common Stock par value $0.0001 per share
Address of issuer's principal executive offices: 5217 McKinney Ave., Suite 400, Dallas, Texas (TX), 75205
Date of event which requires filing of this statement: 08/19/2026
Filed by CIK 0001950552
Persons authorized to receive notices and communications: Emily Fuquay, 5217 McKinney Ave.,, Suite 400, Dallas, Texas (TX), 75205, 214-396-2850

## Reporting persons
- GREP GP III, LLC (CIK 0001950552): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 51,648,048; sole dispositive power 0; shared dispositive power 51,648,048; aggregate amount beneficially owned 51,648,048 (39.2% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Grey Rock Energy Partners GP III, L.P. (CIK 0001950570): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 51,648,048; sole dispositive power 0; shared dispositive power 51,648,048; aggregate amount beneficially owned 51,648,048 (39.2% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- GREP GP III Holdings, LLC (CIK 0001950549): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 41,265,968; sole dispositive power 0; shared dispositive power 41,265,968; aggregate amount beneficially owned 41,265,968 (31.3% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Grey Rock Energy Partners GP III-A, L.P. (CIK 0001950592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,520,096; sole dispositive power 0; shared dispositive power 12,520,096; aggregate amount beneficially owned 12,520,096 (9.5% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Grey Rock Energy Fund III-A, LP (CIK 0001737903): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,520,096; sole dispositive power 0; shared dispositive power 12,520,096; aggregate amount beneficially owned 12,520,096 (9.5% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- GREP Holdco III-A, LLC (CIK 0001950795): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,520,096; sole dispositive power 0; shared dispositive power 12,520,096; aggregate amount beneficially owned 12,520,096 (9.5% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Grey Rock Energy Partners GP III-B, L.P. (CIK 0001950793): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 28,745,872; sole dispositive power 0; shared dispositive power 28,745,872; aggregate amount beneficially owned 28,745,872 (21.8% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Grey Rock Energy Fund III-B Holdings, LP (CIK 0001737893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 28,745,872; sole dispositive power 0; shared dispositive power 28,745,872; aggregate amount beneficially owned 28,745,872 (21.8% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Grey Rock Energy Fund III-B, LP (CIK 0001737907): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 28,745,872; sole dispositive power 0; shared dispositive power 28,745,872; aggregate amount beneficially owned 28,745,872 (21.8% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- GREP Holdco III-B Holdings, LLC (CIK 0001950815): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 28,745,872; sole dispositive power 0; shared dispositive power 28,745,872; aggregate amount beneficially owned 28,745,872 (21.8% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Matthew Reade Miller (CIK 0001951282): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,758,517; sole dispositive power 0; shared dispositive power 9,758,517; aggregate amount beneficially owned 9,758,517 (7.4% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Thaddeus Darden (CIK 0001950466): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,433,814; sole dispositive power 0; shared dispositive power 8,433,814; aggregate amount beneficially owned 8,433,814 (6.4% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Eric Holley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 165,594; sole dispositive power 0; shared dispositive power 165,594; aggregate amount beneficially owned 165,594 (0.13% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Grey Rock Energy Fund II-C, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,810,251; sole dispositive power 0; shared dispositive power 7,810,251; aggregate amount beneficially owned 7,810,251 (5.9% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
- Grey Rock Management Partners V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,810,251; sole dispositive power 0; shared dispositive power 7,810,251; aggregate amount beneficially owned 7,810,251 (5.9% of the class)
  Comment: Rows 7, 8, 9, 10 and 11 reflect ownership as of the date this filing was filed with the Securities and Exchange Commission. Row 13 is based on 131,900,242 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.0001 per share
Name of issuer: Granite Ridge Resources, Inc.
Address of issuer's principal executive offices: 5217 McKinney Ave., Suite 400, Dallas, Texas (TX), 75205
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and restates in its entirety the Schedule 13D filed by the Filing Parties (as defined below) on September 1, 2023, as amended on September 19, 2023, April 11, 2024, December 12, 2024, August 10, 2026 and August 21, 2026 (as amended, the "Schedule 13D"). This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Granite Ridge Resources, Inc., a Texas corporation (the "Issuer" or "Company"), whose principal executive offices are located at 5217 McKinney Ave., Suite 400 Dallas, Texas 75205. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by GREP GP III, LLC, a Delaware limited liability company ("Fund III GP"), Grey Rock Energy Partners GP III, L.P., a Delaware limited partnership ("GREP GP III"), GREP GP III Holdings, LLC, a Delaware limited liability company ("GREP GP III Holdings"), Grey Rock Energy Partners GP III-A, L.P., a Delaware limited partnership ("GP III-A"), Grey Rock Energy Fund III-A, LP, a Delaware limited partnership ("Fund III-A"), GREP Holdco III-A, LLC, a Delaware limited liability company ("Holdco III-A"), Grey Rock Energy Partners GP III-B, L.P. ("GP III-B"), Grey Rock Energy Fund III-B, LP, a Delaware limited partnership ("Fund III-B"), Grey Rock Energy Fund III-B Holdings, L.P., a Delaware limited partnership ("Fund III-B Holdings" and, together with Fund III-A and Fund III-B, collectively, "Fund III"), and GREP Holdco III-B Holdings, LLC, a Delaware limited liability company ("Holdco III-B" and, together with Fund III, the "Fund III Filing Parties"), Grey Rock Energy Fund II-C, LLC, a Delaware limited liability company ("Grey Rock II-C"), Grey Rock Management Partners V, LLC ("Management V"), Matthew Miller, Thaddeus Darden and Eric Holley (together with the foregoing entities, the "Filing Parties") pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit A.

Holdco III-A is indirectly controlled by Fund III GP. Fund III GP is the sole general partner of GREP GP III, which is the sole member of GREP GP III Holdings, which is the sole general partner of GP III-A. GP III-A is the sole general partner of Fund III-A, which is the sole member of Holdco III-A. As a result, Fund III GP, GREP GP III, GREP GP III Holdings, GP III-A and Fund III-A may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco III-A.

Holdco III-B is indirectly controlled by Fund III GP. Fund III GP is the sole general partner of GREP GP III, which is the sole member of GREP GP III Holdings, which is the sole general partner of GP III-B. GP III-B is the sole general partner of each of Fund III-B and Fund III-B Holdings. Fund III-B and Fund III-B Holdings are the sole members of Holdco III-B. As a result, Fund III GP, GREP GP III, GREP GP III Holdings, GP III-B, Fund III-B and Fund III-B Holdings may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco III-B.

Investment discretion with respect to Fund III GP and its indirect subsidiaries, which hold the Common Stock described above, is maintained by a separate investment committee constituted at Fund III GP (the "Grey Rock Investment Committee"). The members of the Grey Rock Investment Committee are Matthew Miller, Thaddeus Darden and Eric Holley. Approval of a majority of the members of the Grey Rock Investment Committee is required to approve any investment decision for Fund III GP. Under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's securities. Based upon the foregoing analysis, no member of the Grey Rock Investment Committee exercises voting or dispositive control over any of the securities held directly or indirectly by Fund III GP. Accordingly, none of them is deemed to have or share beneficial ownership of such shares. The shares of Common Stock reported herein as beneficially owned by Messrs. Miller, Darden and Holley are held directly by them or through Grey Rock II-C, and are not attributable to them by virtue of their membership on the Grey Rock Investment Committee.

Grey Rock II-C was formed for the benefit of former limited partners of Grey Rock Energy Fund II, LP, Grey Rock Energy Fund II-B, LP and Grey Rock Energy Fund II-B Holdings, L.P. (collectively, "Fund II") following a distribution of shares of Common Stock previously held by it. Grey Rock II-C is indirectly controlled by Management V and Matthew Miller and Thaddeus Darden. Matthew Miller and Thaddeus Darden are the sole members and managers of Management V, which is the sole manager of Grey Rock II-C. As a result, Management V and Matthew Miller and Thaddeus Darden may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Grey Rock II-C.
Residence or business address: The principal business address of each of the Filing Parties is 5217 McKinney Ave., Suite 400, Dallas, Texas 75205.
Present principal occupation or employment:
The principal business of Fund III, Holdco III-A and Holdco III-B is investing in oil and gas assets and the securities of companies that hold oil and gas assets. The principal business of Fund III GP is indirectly managing the Funds, Holdco III-A and Holdco III-B.

The principal business of Grey Rock II-C is investing in the securities of companies that hold oil and gas assets. The principal business of Management V is indirectly managing Grey Rock II-C and certain other funds that invest in oil and gas assets.

The principal occupations of each of Matthew Miller, Thaddeus Darden and Eric Holley are to oversee investments on behalf of the Funds and other funds managed by Grey Rock Investment Partners, LLC and its affiliates.
Criminal convictions in the last five years: During the last five years, none of the Filing Parties or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Filing Parties or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Matthew Miller, Thaddeus Darden and Eric Holley is a citizen of the United States. Each of the other Filing Parties is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Common Stock beneficially owned by the Filing Parties was issued as merger consideration by the Company to GREP Holdco III-A, LLC and GREP Holdco III-B Holdings, LLC (collectively, the "Fund III Holdcos") in exchange for membership interests in GREP Holdings, LLC, a Delaware limited lability company ("GREP Holdings"), upon GREP Holdings' merger with GREP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("GREP Merger Sub"), at the closing of the transactions contemplated by the Business Combination Agreement as described in Item 4.

The shares of Common Stock held by Grey Rock II-C are held for the benefit of former limited partners of Fund II.

## Item 4. Purpose of Transaction
Purpose of transaction:
Business Combination Agreement

Pursuant to that certain Business Combination Agreement, dated May 16, 2022 (the "Business Combination Agreement"), by and among the Company, Executive Network Partnering Corporation, a Delaware corporation ("ENPC"), GREP Holdings, GREP Merger Sub, and ENPC Merger Sub, Inc., a Delaware corporation, among other things, the Fund III Holdcos contributed certain oil and gas assets to GREP Holdings in exchange for membership interests therein. At the closing of the transactions contemplated by the Business Combination Agreement, among other things, the Fund III Holdcos were issued certain of the shares of Common Stock reported by this Schedule 13D.

Registration Rights Agreement

In connection with the Business Combination Agreement, the Company entered into a Registration Rights and Lock-Up Agreement (the "RRA") with certain former stockholders of ENPC and the Existing GREP Members (as defined below) with respect to the shares of Common Stock that were issued as consideration under the Business Combination Agreement. The RRA provides certain demand rights and piggyback rights to the parties, subject to certain specified underwriter cutbacks and issuer blackout periods. The Company will bear all costs and expenses incurred in connection with the resale shelf registration statement, any demand registration statement, any underwritten takedown, any block trade, any piggyback registration statement and all expenses incurred in performing or complying with its other obligations under the RRA, whether or not the registration statement becomes effective.

Except as set forth in this Schedule 13D, the Filing Parties do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer(greek question mark)

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries(greek question mark)

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries(greek question mark)

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board(greek question mark)

(e) Any material change in the present capitalization or dividend policy of the Issuer(greek question mark)

(f) Any other material change in the Issuer's business or corporate structure(greek question mark)

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person(greek question mark)

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association(greek question mark)

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934(greek question mark) or

(j) Any action similar to any of those enumerated above.

Each of the Filing Parties reserve the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Filing Parties also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Filing Parties may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Filing Party and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Filing Parties is based upon 131,900,242 shares of Common Stock outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Filing Party and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Filing Parties is based upon 131,900,242 shares of Common Stock outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026.
Transactions in the class effected during the past sixty days:
On August 19, 2026, Holdco III-A distributed 4,247,600 shares of Common Stock pro rata to its members, and Holdco III-B distributed 9,752,400 shares of Common Stock pro rata to its members. Certain individuals received shares in these distributions, including 598,531 shares to Matthew Miller, 592,733 shares to Griffin Perry, 220,418 shares to Thaddeus Darden, and 592,733 shares to Kirk Lazarine. Upon termination of the Voting Agreement, Griffin Perry and Kirk Lazarine ceased to be members of the group and reporting persons under this Schedule 13D.

Except as described herein and in Item 5 above related to open market acquisitions by certain of the Filing Parties, during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Filing Parties or any person or entity for which the Filing Parties possess voting or dispositive control over the securities thereof.
Other persons with the right to receive dividends or sale proceeds: Other than as described in this Schedule 13D, to the knowledge of the Filing Parties, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Parties.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response to Item 4 of this Schedule 13D is incorporated by reference herein.

The Filing Parties have entered into a Joint Filing Agreement pursuant to which, among other things, the Filing Parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated September 4, 2026, among the Filing Parties.**

2. Business Combination Agreement, dated May 16, 2022, among the Company, GREP Holdings, ENPC, ENPC Merger Sub and GREP Merger Sub.*

3. Registration Rights and Lock-Up Agreement, dated October 24, 2022, among the Company, the Existing GREP Members, ENPC Holdings II, LLC, and the ENPC Equityholders (as defined therein).*

*Previously filed.

**Filed herewith.

## Signatures
- GREP GP III, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- Grey Rock Energy Partners GP III, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- GREP GP III Holdings, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- Grey Rock Energy Partners GP III-A, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- Grey Rock Energy Fund III-A, LP: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- GREP Holdco III-A, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- Grey Rock Energy Partners GP III-B, L.P.: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- Grey Rock Energy Fund III-B Holdings, LP: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- Grey Rock Energy Fund III-B, LP: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- GREP Holdco III-B Holdings, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- Matthew Reade Miller: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- Thaddeus Darden: /s/ Thaddeus Darden, Thaddeus Darden (09/04/2026)
- Eric Holley: /s/ Eric Holley, Eric Holley (09/04/2026)
- Grey Rock Energy Fund II-C, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)
- Grey Rock Management Partners V, LLC: /s/ Matthew Miller, Matthew Miller, Authorized Person (09/04/2026)